                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 5                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0362
    subject to Section 16. Form 4                  Expires:  SEPTEMBER 30, 1998
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 1.0
                                                   -----------------------------
[_] Form 3 Holdings Reported

[X] Form 4 Transactions Reported


              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person*

   Shekar Narasimhan
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  (Last)                             (First)                         (Middle)

  1593 Spring Hill Road, #400
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                                    (Street)

Vienna,                                 VA                            22182
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

The WMF Group, Ltd. (WMFG)
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3. IRS Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

December, 1998
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


            X     Director                         10% Owner
           -----                           ------

            X     Officer (give                    Other (Specify
           -----           title below)    ------         below)

                   President and Chief Executive Officer
                   -------------------------------------

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7. Individual or Joint/Group Reporting
       (Check applicable line)
 X  Form Filed by one Reporting Person
---
    Form Filed by More than one Reporting Person
---
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
                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security        2. Trans-   3. Trans-      4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature
   (Instr. 3)                  action      action         or Disposed of (D)          Securities          Form:         of Indirect
                               Date        Code                                       Beneficially        Direct        Beneficial
                                          (Instr. 8)      (Instr. 3,4 and 5)          Owned at End       (D) or         Ownership
                              (Month/                  --------------------------     Of Issuer's         Indirect     (Instr. 4)
                               Day/                     Amount   (A) or    Price      Fiscal Year        (I)
                               Year)                             (D)                 (Instr. 3 and 4)    (Instr. 4)
--------------------------  ----------    ------       ------    ------   ------     ----------------   ------------  -------------
Restricted Common Stock,
$0.01 par value                12/31/98      A        20,000       A        (1)         31,571(2)         D(1)
--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

--------------------------    ----------   ------     --------   ------    ------     --------------   ------------   -------------

*If the form is filed by more than one reporting person, see instruction
 4(b)(v).

                  (Print or Type Responses)


                                                                         (Over)
                                                                SEC 2270 (9/96)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transaction    5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/     (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                                    --------------------------   -------------------
                                                                                        (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------          --------------- ----------   -------------------
-------------------------------  --------------   --------------  --------          --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------          --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------          --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------          --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------          --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------          --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------          --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------          --------------- ----------   -------------------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership of             11. Nature of
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      Derivative Security:         Indirect Beneficial
  (Instr. 3 AND 4)                                   Owned at End of Year         Direct (D) or                Ownership (Instr. 4)
                                                     (Instr. 4)                   Indirect (I) (Instr. 4)
------------------------
  Title       Amount or
              Number of
              Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                              /s/ Shekar Narasimhan             February 2, 1999
                              _______________________________   ________________
                              **Signature of Reporting Person         Date
                              Shekar Narasimhan

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information combined in this form are not required to respond unless the form displays a currently valid OMB number.


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                                                                 SEC 2270 (9/96)



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Name and Address of Reporting Person                  Issuer Name and Ticker or Trading Symbol        Statement for Month/Year
Shekar Narasimhan                                           The WMF Group, Ltd. (WMFG)                     December, 1998

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1. The WMF Group, Ltd. (the "Company") granted Mr. Narasimhan 20,000 shares of restricted stock as partial consideration for his services as an officer and employee of the Company. The shares of restricted stock will vest (A) if there is a transfer of control of the Company resulting in the termination of Mr. Narasimhan, or (B) if the Company achieves certain performance goals.
   If the shares of restricted stock have not vested before Midnight on June 30, 2000, the restricted shares will be automatically forfeited. The shares of restricted stock may also be forfeited in certain other circumstances.

2. Includes 11,571 shares of unrestricted common stock and 20,000 shares of restricted common stock.

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                                                                 SEC 2270 (9/96)